As filed with the Securities and Exchange Commission on August 29, 2005
                          Registration No. 333- 96731
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    ----------------------------------------


                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
     THE SECURITIES ACT OF 1933, AS AMENDED FOR AMERICAN DEPOSITARY SHARES
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                    ----------------------------------------


                      PETROLEO BRASILEIRO S.A. - PETROBRAS
   (Exact name of issuer of deposited securities as specified in its charter)
                    ----------------------------------------

                  Brazilian Petroleum Corporation - Petrobras
                  (Translation of issuer's name into English)
                    ----------------------------------------

                                     Brazil
           (Jurisdiction of incorporation or organization of issuer)
                ------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                    ----------------------------------------


                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                    ----------------------------------------

                               Theodore M. Helms
                      Petroleo Brasileiro S.A. - PETROBRAS
                        570 Lexington Avenue, 43rd Floor
                            New York, NY 10022-6837
                                 (212) 829-1517
         (Address, including zip code, and telephone number, including area code, of agent for service)
              ----------------------------------------------------

                                   Copies to:
        Patricia Brigantic, Esq.            Francesca Lavin, Esq.
        388 Greenwich Street                Cleary Gottlieb Steen & Hamilton LLP
        19th Floor                          One Liberty Plaza
        New York, New York 10013            New York, New York 10006
        (212) 816-0885                      (212) 225-2000
            -------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                 |X| immediately upon filing.
                                                 |_| on (Date) at (Time).


If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

--------------------------------------------------------------------------------

            This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                             Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                  Location in Form of American
                                                  Depositary Receipt ("Receipt")
Item Number and Caption                           Filed Herewith as Prospectus
-----------------------                           ------------------------------

1. Name of Depositary and address          Face of Receipt - Introductory
                                           ---------------
   of its principal executive              article.
   office

2. Title of Receipts and identity          Face of Receipt - Top center.
                                           ---------------
   of deposited securities

Terms of Deposit:

 (i)  The amount of deposited              Face of Receipt - Upper right corner
                                           ---------------
      securities represented by            and introductory article.
      one American Depositary
      Share

 (ii) The procedure for voting,            Reverse of Receipt - Paragraphs (16)
                                           ------------------
      if any, the deposited                and (17).
      securities

(iii) The collection and                   Reverse of Receipt - Paragraph (14).
                                           ------------------
      distribution of dividends


 (iv) The transmission of notices,         Face of Receipt - Paragraph (13);
                                           ---------------
      reports and proxy                    Reverse of Receipt - Paragraphs (16)
                                           ------------------
      soliciting material                  and (17).

                                                  Location in Form of Receipt
Item Number and Caption                           Filed Herewith as Prospectus
----------------------                            -----------------------------

 (v)  The sale or exercise of              Reverse of Receipt - Paragraphs (14)
                                           ------------------
      rights                               and (16).

 (vi) The deposit or sale of               Face of Receipt - Paragraphs (3) and
                                           ---------------
      securities resulting from            (7);
      dividends, splits or plans           Reverse of Receipt - Paragraphs (14)
                                           ------------------
      of reorganization                    and (18).

(vii) Amendment, extension or              Reverse of Receipt - Paragraphs (22)
                                           ------------------
      termination of the deposit           and (23) (no provision for
      agreement                            extension).

(viii)Rights of holders of                 Face of Receipt - Paragraph (13).
                                           ---------------
      Receipts to inspect the
      transfer books of the
      Depository and the list of
      holders of Receipts

 (ix) Restrictions upon the right          Face of Receipt - Paragraphs (2),
                                           ---------------
      to deposit or withdraw the           (3), (4), (6), (7), (9) and (10).

      underlying securities

  (x) Limitation upon the                  Face of Receipt - Paragraph (7);
                                           ---------------
      liability of the Depository          Reverse of Receipt - Paragraphs (19)
                                           ------------------
                                           and (20).

3. Fees and charges which may be           Face of Receipt - Paragraph (10).
                                           ---------------
   imposed directly or indirectly
   on holders of Receipts

Item 2.  AVAILABLE INFORMATION             Face of Receipt - Paragraph (13).
                                           ---------------

                  PETROLEO BRASILEIRO S.A. - PETROBRAS is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS
                                   ----------



            The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to Form of Amendment No. 2 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


          (a)(i) Form of Amendment No. 2 to Deposit Agreement (as defined below), by and among PETROLEO BRASILEIRO S.A. - PETROBRAS (the "Company"), Citibank, N.A., as Depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Amendment No. 2"). -- Filed herewith as Exhibit
                  (a)(i).


          (a)(ii) Amendment No. 1 to Deposit Agreement, dated as of March 23, 2001, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Previously filed*.

          (a)(iii)Amended and Restated Deposit Agreement, dated as of February 21, 2001 by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- Previously filed*.

          (a)(iv) Amendment No. 3 to Deposit Agreement, dated as of June 27, 2000, by and among the Company, the Depositary, and all Holders and Beneficial Owners of the American Depositary Receipts issued under the Original Deposit Agreement (as defined below). -- Previously filed**.

          (a)(v) Amendment No. 2 to Deposit Agreement, dated as of June 22, 2000, effective as of August 11, 1998, by and among the Company, the Depositary, and all Holders and Beneficial Owners of the American Depositary Receipts issued under the Original Deposit Agreement (as defined below). -- Previously filed**.

          (a)(vi) Amendment No. 1 to Deposit Agreement, dated as of January 30, 1997, by and among the Company, the Depositary, and all Holders and Beneficial Owners of the American Depositary Receipts issued under the Original Deposit Agreement (as defined below). -- Previously filed**.

          (a)(vii)Deposit Agreement, dated as of November 1, 1996 (the "Original Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners of the American Depositary Receipts issued thereunder. -- Previously filed**.


--------------------------------------------------------------------------------

         * Previously filed and incorporated by reference to Registration Statement on Form F-6, registration number 333-96731.
         **     Previously filed and incorporated by reference to Registration
         Statement on Form F-6, registration number 333-13168.

          (b) Letter Agreement, dated as of February 21, 2001 by and between the Company and the Depositary, on the subject of the termination of the Company's Rule 144A Restricted ADR Facility and the procedure to exchange Rule 144A ADSs for "Restricted ADSs" issued under the terms of Section 2.12 of the Deposit Agreement. -- Previously filed*.

          (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- Previously filed**.

          (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed*.

          (e)     Certification under Rule 466. -- Filed herewith as Exhibit (e)


          (f) Powerof Attorney for certain officers and directors and the authorized representative of the Company. -- Filed herewith as part of the signature page.



Item 4.  UNDERTAKINGS

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------



                  Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Original Deposit Agreement as amended and restated prior to the date hereof and as further amended in accordance with the terms of the Form of Amendment No. 2 to Deposit Agreement attached hereto as Exhibit (a)(i), by and among PETROLEO BRASILEIRO S.A. - PETROBRAS, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ____ day of ____, 2005.

                                        Legal entity created by the Original
                                        Deposit Agreement as amended and
                                        restated prior to the date hereof and
                                        further amended in accordance with the
                                        terms of the Form of Amendment No. 2 to
                                        the Deposit Agreement attached hereto as Exhibit (a)(i), for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one (1) preferred share, no par value, of PETROLEO BRASILEIRO S.A. - PETROBRAS.


                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary




                                        By:   /s/ Teresa Loureiro-Stein
                                            ------------------------------------
                                            Name:  Teresa Loureiro-Stein
                                            Title: Vice President

                                   SIGNATURES
                                   ----------


                  Pursuant to the requirements of the Securities Act of 1933, as amended, PETROLEO BRASILEIRO S.A. - PETROBRAS certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Rio de Janeiro, Brazil on the ____ day of _____, 2005.


                                        PETROLEO BRASILEIRO S.A. - PETROBRAS



                                        By:   /s/ Almir Guilherme Barbassa
                                           -------------------------------------
                                           Name:   Almir Guilherme Barbassa
                                           Title:  Chief Financial Officer

                               POWER OF ATTORNEY
                               -----------------


                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Almir Guilherme Barbassa to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following capacities on _____, 2005.



Names:                                            Title:
-----                                             ------
                                                  President and CEO
 /s/ Jose Sergio Gabrielli de Azevedo             (Principal Executive Officer)
--------------------------------------
Jose Sergio Gabrielli de Azevedo

                                                  President
 /s/ J.S. Gabrielli de Azevedo                    (Principal Executive Officer)
--------------------------------------
J.S. Gabrielli de Azevedo

                                                  Chief Financial Officer
 /s/ Almir Guilherme Barbassa                     (Principal Financial Officer)
--------------------------------------
Almir Guilherme Barbassa

                                                  Chief Accounting Officer
 /s/ Marcos Antonio Silva Menezes                 (Principal Accounting Officer)
--------------------------------------
Marcos Antonio Silva Menezes

                                                  Director
 /s/ Jaques Wagner
--------------------------------------
Jaques Wagner

                                                  Director
 /s/ Gleuber Vieira
--------------------------------------
Gleuber Vieira

                                                  Director
 /s/ Antonio Palocci Filho
--------------------------------------
Antonio Palocci Filho

                                                  Director
 /s/ Claudio Luiz da Silva Haddad
--------------------------------------
Claudio Luiz da Silva Haddad

                                                  Director
 /s/ Arthur Antonio Sendas
--------------------------------------
Arthur Antonio Sendas

                                                  Director
 /s/ Jorge Gerdau Johannpeter
--------------------------------------
Jorge Gerdau Johannpeter

                                                  Director
 /s/Dilma Vana Rousseff
--------------------------------------
Dilma Vana Rousseff

                     Signature of Authorized Representative
                     --------------------------------------



                  Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of PETROLEO BRASILEIRO S.A.
- PETROBRAS, has signed this Post-Effective Amendment No. 1 to Form F-6 Registration Statement or amendment thereto, as the case may be, in the City of New York, State of New York on _________, 2005.





                                                  By:    /s/ Theodore M. Helms
                                                     ---------------------------
                                                        Theodore M. Helms

                               Index to Exhibits
                               -----------------

                                                               Sequentially
                                                                 Numbered
Exhibit                    Document                                Page
-------                    --------                             -------------


(a)(i)                Form of Amendment No. 2 to Amended
                      and Restated Deposit Agreement


(e)                   Certification under Rule 466

    (a)(i) Form of Amendment No. 2 to Amended and Restated Deposit Agreement

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                      PETROLEO BRASILEIRO S.A. - PETROBRAS


                                      AND


                                CITIBANK, N.A.,
                                 As Depositary


                                      AND


                      THE HOLDERS AND BENEFICIAL OWNERS OF
                      AMERICAN DEPOSITARY SHARES EVIDENCED
                        BY AMERICAN DEPOSITARY RECEIPTS



                        --------------------------------
                                Amendment No. 2


                                       to


                     Amended and Restated Deposit Agreement




                          Dated as of _________, 2005




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                      AMENDMENT NO. 2 TO DEPOSIT AGREEMENT


                AMENDMENT NO. 2 TO AMENDED AND RESTATED DEPOSIT AGREEMENT, is made as of __________, 2005 (the "Amendment"), by and among Petroleo Brasileiro S.A. - Petrobras, a company incorporated under the laws of Brazil (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary") and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued under the Deposit Agreement (as defined below).

                          W I T N E S S E T H T H A T
                          ---------------------------

                WHEREAS, the parties hereto entered into that certain Amended and Restated Deposit Agreement, dated as of February 21, 2001, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 23, 2001 (as so amended the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares (as defined in the Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

                WHEREAS, the Company has changed the ratio of Shares to ADSs (as set forth in Section 1.2 of the Deposit Agreement) from (i) one (1) Share to one
(1) ADS to (ii) four (4) Shares to one (1) ADS, and desires to amend the Deposit Agreement to reflect this change; and,

                WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement, and the form of ADR annexed thereto as Exhibit A;

                NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

                SECTION 1.01. Definitions. Unless otherwise defined in this
                              -----------
Amendment, all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.


                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

                SECTION 2.01. Deposit Agreement. All references in the Deposit
                              -----------------
Agreement to the term "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of February 21, 2001, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 23, 2001, as further amended by this Amendment No.2.

                SECTION 2.02. Change of Ratio. All references made in the
                              ---------------
Deposit Agreement to one (1) American Depositary Share representing one (1) Share shall, as of the Effective Date, refer to one (1) American Depositary Share representing four (4) Shares.


                                  ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

                SECTION 3.01. Change of Ratio. All references made in the ADR
                              ---------------
issued and outstanding to one (1) American Depositary Share representing one (1) Share shall, as of the Effective Date, refer to one (1) American Depositary Share representing four (4) Shares.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

                Section 4.01. Representations and Warranties. The Company
                              ------------------------------
represents and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in Brazil, neither of such agreements need to be filed or recorded with any court or other authority in Brazil, nor does any stamp or similar tax need to be paid in Brazil on or in respect of such agreements; except that to ensure the enforceability and admissibility into evidence of this Amendment or the Deposit Agreement, the signature of the parties signing this Amendment or the Deposit Agreement outside of Brazil must be notarized by a notary public licensed as such under the law of the place of signing and the signature of such notary public must be legalized by a Brazilian Consulate; and

         (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.


                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

                SECTION 5.01. Effective Date. This Amendment is dated as of the
                              --------------
date set forth above and shall be effective as of such date(the "Effective
Date").

                SECTION 5.02. New ADRs. From and after the Effective Date, the
                              --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADRs effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADRs attached as Exhibit A hereto. However, ADRs issued prior or subsequent to the date hereof, which do not reflect the changes to the form of ADRs effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

                SECTION 5.03. Notice of Amendment to Holders. The Depositary is
                              ------------------------------
hereby directed to send notices informing the Holders of (i) the terms of this Amendment, (ii) the Effective Date of this Amendment and (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

                SECTION 5.04. Indemnification. The Company agrees to indemnify
                              ---------------
and hold harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.

                SECTION 5.05. Ratification. Except as expressly amended hereby,
                              ------------
the terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                    PETROLEO BRASILEIRO S.A. - PETROBRAS

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------

                                    EXHIBIT A
                                [FORM OF RECEIPT]



Number                CUSIP NUMBER:
                                    -----------------



    American Depositary Shares (each American Depositary Share representing four (4) fully paid preferred shares with no par value)



                           AMERICAN DEPOSITARY RECEIPT

                                       FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                           DEPOSITED PREFERRED SHARES

                                       of

                      PETROLEO BRASILEIRO S.A. - PETROBRAS
                     (Incorporated under the laws of Brazil)


         CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (the
"Depositary"), hereby certifies that                         is the owner of
                                     -----------------------
                   American Depositary Shares (hereinafter "ADSs"), representing
------------------
deposited preferred shares each with no par value, including evidence of rights to receive such preferred shares (the "Shares"), of Petroleo Brasileiro S.A. - Petrobras, a corporation incorporated under the laws of Brazil (the "Company"). As of the date of the Deposit Agreement (as hereinafter defined), each ADS represents one (1) Share deposited under the Deposit Agreement with the Custodian, which at the date of execution of the Deposit Agreement is Companhia Brasileira de Liquidacao e Custodia (the "Custodian"). The ADS(s) to Share(s) ratio is subject to amendment as provided in Article IV of the Deposit Agreement. The Depositary's Principal Office is located at 388 Greenwich Street, New York, New York 10013, U.S.A.

         (1) The Deposit Agreement. This American Depositary Receipt is one of
             ---------------------
an issue of American Depositary Receipts ("Receipts"), all issued and to be issued upon the terms and conditions set forth in the Amended and Restated Deposit Agreement, dated as of February 21, 2001 (the Amended and Restated Deposit Agreement as amended and supplemented from time to time, the "Deposit

Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by Receipts issued thereunder. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary. Each Holder and each Beneficial Owner, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the Deposit Agreement, shall be deemed for all purposes to (a) be a party to and bound by the terms of the Deposit Agreement and applicable ADR(s), and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the Deposit Agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

         The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Estatuto (as in effect on the date of the signing of the Deposit Agreement) and are qualified by and subject to the detailed provisions of the Deposit Agreement and the Estatuto, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. The Depositary has made arrangements for the acceptance of the ADSs into DTC. Each Beneficial Owner of ADSs held through DTC must rely on the procedures of DTC and the DTC Participants to exercise and be entitled to any rights attributable to such ADSs.

         (2) Surrender of Receipts and Withdrawal of Deposited Securities. The
             ------------------------------------------------------------
Holder of this Receipt (and of the ADSs evidenced hereby) shall be entitled to Delivery (at the Custodian's designated office) of the Deposited Securities at the time represented by the ADS(s) evidenced hereby upon satisfaction of each of the following conditions: (i) the Holder (or a duly authorized attorney of the Holder) has duly Delivered to the Depositary at its Principal Office the ADSs evidenced hereby (and, if applicable, this Receipt) for the purpose of withdrawal of the Deposited Securities represented thereby, (ii) if so required by the Depositary, this Receipt has been properly endorsed in blank or is accompanied by proper instruments of transfer in blank (including signature guarantees in accordance with standard securities industry practice), (iii) if so required by the Depositary, the Holder of the ADSs has executed and delivered to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be Delivered to or upon the written order of the person(s) designated in such order, and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.9 of, and Exhibit B to, the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement, of the Company's Estatuto, of any applicable laws and the rules of the book-entry settlement entity, and to any provisions of or governing the Deposited Securities.

         Upon satisfaction of each of the conditions specified above, the Depositary (i) shall cancel the ADSs Delivered to it (and, if applicable, the Receipt evidencing the ADSs so Delivered), (ii) shall direct the Registrar to record the cancellation of the ADSs so Delivered on the books maintained for such purpose, and (iii) shall direct the Custodian to Deliver (without unreasonable delay) at the Custodian's designated office the Deposited Securities represented by the ADSs so canceled together with any certificate or other document of title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose, subject however, in each case, to the terms and conditions of the Deposit Agreement, of this Receipt, of the Estatuto of the Company, of any applicable laws and the rules of the central depository, and to the terms and conditions of or governing the Deposited Securities.

         The Depositary shall not accept for surrender ADSs representing less than one Share. In the case of Delivery to it of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be Delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Share represented by the ADS(s) so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the ADSs.

         Notwithstanding anything else contained in this Receipt or the Deposit Agreement, the Depositary may make delivery at the Principal Office of the Depositary of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of shares or rights, which are at the time held by the Depositary in respect of the Deposited Securities represented by the ADSs surrendered for cancellation and withdrawal. At the request, risk and expense of any Holder so surrendering ADSs represented by this Receipt, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of the Deposited Securities represented by such ADSs to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

         (3) Transfer, Combination and Split Up of Receipts. The Registrar shall
             ----------------------------------------------
register the transfer of this Receipt (and of the ADSs represented hereby) on the books maintained for such purpose and the Depositary shall cancel this Receipt and execute new Receipts evidencing the same aggregate number of ADSs as those evidenced by this Receipt when canceled, shall cause the Registrar to countersign such new Receipts, and shall Deliver such new Receipts to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (i) this Receipt has been duty Delivered by the Holder (or by a duly authorized attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a transfer thereof, (ii) this Receipt has been properly endorsed or is accompanied by proper instruments of transfer (including signature guarantees in accordance with standard securities industry practice), (iii) this Receipt has been duly stamped (if required by the laws of the State of New York or of the United States), and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.9 of, and Exhibit B to, the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement and of applicable law.

         The Registrar shall register the split-up or combination of this Receipt (and of the ADSs represented hereby) on the books maintained for such purpose and the Depositary shall cancel this Receipt and execute new Receipts for the number of ADSs requested, but in the aggregate not exceeding the number of ADSs evidenced by this Receipt (when canceled), shall cause the Registrar to countersign such new Receipts, and shall Deliver such new Receipts to or upon the order of the Holder thereof, if each of the following conditions has been satisfied: (i) this Receipt has been duly Delivered by the Holder (or by a duly authorized attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a split-up or combination hereof, and (ii) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and government charges (as are set forth in Section 5.9 of, and Exhibit B to, the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement and of applicable law, in each case as in effect at the time thereof.

         (4) Pre-Conditions to Registration, Transfer, etc. As a condition
             ---------------------------------------------
precedent to the execution and delivery, registration of issuance or transfer, split-up, combination or surrender of this Receipt, the delivery of any distribution thereon, or the withdrawal of any Deposited Securities, represented hereby the Depositary or the Custodian may require (1) payment from the depositor of Shares or presenter of ADSs or of this Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matters contemplated in the Deposit Agreement, and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts or ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations as the Depositary or the Company may establish consistent with the provisions of this Receipt and the Deposit Agreement and applicable law.

         The issuance of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the deposit of particular Shares may be refused, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Company, the Depositary, a Registrar or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the Shares or ADSs are listed, or under any provision of the Deposit Agreement or this Receipt, or under any provision of, or governing, the Deposited Securities, or because of a meeting of shareholders of the Company or for any other reason, subject in all cases to Article (24) hereof Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, Holders are entitled to surrender outstanding ADSs to withdraw the Deposited Securities at any time subject only to(i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by Section I.A.(1) of the General Instructions to Form F-6 under the Securities Act of 1933, as amended.

         (5) Compliance With Information Requests. Notwithstanding any other
             ------------------------------------
provision of the Deposit Agreement or this Receipt, each Holder and Beneficial Owner of the ADSs represented hereby agrees to comply with requests from the Company pursuant to applicable Brazilian law, the rules and requirements of BOVESPA, and of any stock exchange on which Shares or ADSs are, or will be, registered, traded or listed, or the Estatuto, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial Owner owns ADSs (and Shares, as the case may be) and regarding the identity of any other person(s) interested in such ADSs and the nature of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request.

         (6) Ownership Restrictions. Notwithstanding any provision of this
             ----------------------
Receipt or of the Deposit Agreement, the Company may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Estatuto. The Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where such transfer may result in the total number of Shares represented by the ADSs owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or a mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Estatuto.

         (7) Liability of Holder for Taxes and Other Charges. Any tax or other
             -----------------------------------------------
governmental charge payable with respect to any Receipt or any Deposited Securities or ADSs shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of a Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner hereof remaining liable for any deficiency. The Custodian may refuse the deposit of Shares and the Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split-up or combination of ADRs and (subject to Article (24) hereof) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian, and any of their agents, employees and Affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

         (8) Representations and Warranties of Depositors. Each person
             --------------------------------------------
depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares and the certificates therefor are duly authorized, validly issued, fully paid, non-assessable and legally obtained by such person, (ii) all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized to do so, (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and (v) the Shares presented for deposit have not been stripped of any rights or entitlements. Except as contemplated by Section 2.12 of the Deposit Agreement, each such person shall also be deemed to represent that Shares deposited by that person are not Restricted Securities, and that the deposit of Shares or sale of the ADSs by that person is not restricted, under the Securities Act of 1933. Such representations and warranties shall survive the deposit and withdrawal of Shares, the issuance and cancellation of ADSs in respect thereof and the transfer of such ADSs. If any such representations or warranties are false in any way, the Company and Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

         (9)  Filing Proofs, Certificates and Other Information. Any person
              -------------------------------------------------
presenting Shares for deposit, and any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement and the provisions of, or governing, the Deposited Securities, to execute such certifications and to make such representations and warranties, and to provide such other information and documentation (or, in the case of Shares in registered form presented for deposit, such information relating to the registration of Shares on the books of the Shares Registrar) as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or, to the extent not limited by Article
(24) hereof, the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed, or such representations are made or such information and documentation are provided, in each case to the Depositary's, the Registrar's and the Company's satisfaction.

         (10)   Charges of Depositary. The Depositary shall charge the following
                ---------------------
fees for the services performed under the terms of the Deposit Agreement:

         (i) to any person to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraphs (iii) and (iv) below);

         (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) surrendered;

         (iii) to any Holder of ADRs, a fee not in excess of U.S. $ 2.00 per 100 ADSs (or fraction thereof) held for the distribution of cash proceeds (i.e., upon the sale of rights and other entitlements);

         (iv) to any Holder of ADRs, a fee not in the excess of U. S. $ 5.00 per 100 ADSs (or fraction thereof) issued upon the exercise of rights; and

         (v) No fee shall be payable upon distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends (or other free distributions of stock) so long as the charging of such fee is prohibited by the exchange upon which the ADSs are listed. If charging of such fees is not prohibited, the fees specified in
                (i) above shall be payable in respect of ADS distribution and the fees specified in (iii) above shall be payable in respect of distributions of cash.

         In addition, Holders, Beneficial Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:


         (i) taxes (including applicable interest and penalties) and other governmental charges;


         (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

         (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

         (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

         (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

         (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

         Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company, provided, however, that the Company shall not pay or be liable for fees or related charges with respect to any deposit of Shares or other Deposited Securities. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by Article (22) of this Receipt. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary.

         (11) Title to Receipts. It is a condition of this Receipt, and every
              -----------------
successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each ADS evidenced hereby) shall be transferable upon the same terms as a certificated security under the laws of the State of New York, provided that the Receipt has been properly endorsed or is accompanied by proper instruments of transfer. Notwithstanding any notice to the contrary, the Depositary and the Company may deem and treat the Holder of this Receipt (that is, the person in whose name this Receipt is registered on the books of the Depositary) as the absolute owner thereof for all purposes. Neither the Depositary nor the Company shall have any obligation nor be subject to any liability under the Deposit Agreement or this Receipt to any holder of this Receipt or any Beneficial Owner unless such holder is the Holder of this Receipt registered on the books of the Depositary or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner's representative is the Holder registered on the books of the Depositary.

         (12) Validity of Receipt. This Receipt (and the ADSs represented
              -------------------
hereby) shall not be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company unless this Receipt has been (i) dated, (ii) signed by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Receipts. Receipts bearing the facsimile signature of a duly authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of such Receipt by the Depositary. The receipts shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company and which are not Receipts issued hereunder.

         (13) Available Information; Reports; Inspection of Transfer Books. The
              ------------------------------------------------------------
Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.

         The Depositary shall make available for inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the

Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also provide to Holders copies of such reports when furnished by the Company to the Depositary, the Custodian, or the nominees of either of them as the holder of the Deposited Securities pursuant to Section 5.6 of the Deposit Agreement.

         The Registrar shall keep books for the registration of issuances and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to the Deposit Agreement or the Receipts.

         The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to Article (24) hereof.


Dated:                                         CITIBANK, N.A.,
                                               as Depositary

CITIBANK, N.A.
Transfer Agent and Registrar
                                               By:
                                                  ------------------------------
                                                    Authorized Signatory

By:
   ---------------------------
    Authorized Signatory

         The address of the Principal Office of the Depositary is 388 Greenwich Street, New York, New York 10013, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]


                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

         (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
              ------------------------------------------------
Depositary or any or its agents on its behalf receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Deposited Securities or of any entitlements held in respect of Deposited Securities under the terms of the Deposit Agreement, the Depositary will (i) if at the time of receipt thereof any amounts received in a foreign Currency can, in the judgment of the Depositary (pursuant to Section 4.7 of the Deposit Agreement), be converted on a practicable basis into Dollars transferable to the United States, promptly convert or cause to be converted such cash dividend, distribution or proceeds into Dollars (upon the terms described in Section 4.7 of the Deposit Agreement), (ii) if applicable, establish the ADS Record Date upon the terms described in Section 4.8 of the Deposit Agreement, and (iii) distribute promptly the amount thus received (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of ADS held by each of them as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of ADSs then outstanding at the time of the next distribution. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company to the relevant governmental authority. Evidence of payment thereof by the Company shall be forwarded by the Company to the Depositary upon request.

        If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall or cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or their respective nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall, subject to and in accordance with Section 4.8 of the Deposit Agreement, establish the ADS Record Date and either (i) the Depositary shall, subject to Section 5.7 of the Deposit Agreement, distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held by each of them as of the ADS Record Date, additional ADSs, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of the Deposit Agreement (including, without limitation, (a) the applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional integral number of Shares distributed upon the Deposited Securities represented thereby (net (a) of the applicable fees and charges of, and the expenses incurred by, the Depositary, and (b) taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds upon the terms set forth in
Section 4.1 of the Deposit Agreement.

         In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company in the fulfillment of its obligations under the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable and the Depositary shall distribute the net proceeds of any such sale (after deduction of (a) taxes and fees and (b) charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms of the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

         Upon timely receipt of a notice indicating that the Company wishes an elective distribution to be made available to Holders upon the terms described in the Deposit Agreement, the Depositary shall consult with the Company to examine and the Company shall assist the Depositary in its determination of whether such distribution is lawful and reasonably practicable. If so, the Depositary shall, subject to the terms and conditions of the Deposit Agreement, establish an ADS record date according to Article (16) hereof and establish procedures to enable the Holder hereof to elect to receive the proposed distribution in cash or in additional ADSs. If a Holder elects to receive the distribution in cash, the dividend shall be distributed as in the case of a distribution in cash. If the Holder hereof elects to receive the distribution in additional ADSs, the distribution shall be distributed as in the case of a distribution in Shares. If such elective distribution is not lawful or not reasonably practicable, the Depositary shall, to the extent permitted by law, distribute to Holders, on the basis of the same determination as is made in Brazil in respect of the Shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional Shares, in each case, upon the terms described in the Deposit Agreement. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holder hereof a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that the Holder hereof will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

         Upon timely receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Shares to be made available to Holders of ADSs, the Depositary upon consultation with the Company, shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if (i) the Company shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received the documentation contemplated in the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event any of the conditions set forth above are not satisfied or if the Company requests that the rights not be made available to Holders ADSs, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Section 4.8 of the

Deposit Agreement) and establish procedures (x) to distribute rights to purchase additional ADSs (by means of warrants or otherwise), (y) to enable the Holders to exercise the rights (upon payment of the subscription price and of the applicable (a) fees and charges of, and expenses incurred by, the Depositary and
(b) taxes), and (z) to deliver ADSs upon the valid exercise of such rights. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to exercise rights to subscribe for Shares (rather than ADSs).

         If (i) the Company does not timely request the Depositary to make the rights available to Holders or if the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem practical. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes) upon the terms hereof and of the terms set forth in Section 4.1 of the Deposit Agreement. Because Brazilian law presently does not contemplate the issuance of rights in negotiable form and the possibility of such issuance is unlikely, a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.

         If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse.

         The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale or exercise, or (iii) the content of any materials forwarded to the ADR Holders on behalf of the Company in connection with the rights distribution.

         Notwithstanding anything herein or in the Deposit Agreement to the contrary, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders (i) unless and until a registration statement under the Securities Act (or other applicable law) covering such offering is in effect or (ii) unless the Company has furnished to the Depositary opinion(s) of counsel for the Company in the United States and counsel to the Company in any other applicable jurisdiction in which rights would be distributed, in each case reasonably satisfactory to the Depositary, to the effect that the offering and sale of such securities to Holders and Beneficial Owners are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable laws. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of ADSs representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.

         Nothing in this Receipt or the Deposit Agreement shall create, or shall be construed to create, any obligation on the part of the Company to secure an exemption from the registration requirements of the Securities Act for any such rights or securities or to file such a registration statement or to endeavor to have such registration statement declared effective. The Holder hereof shall be solely responsible for the payment of any taxes or other governmental charges due as a result of sales or transfers pursuant to this Article (14). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein or in the Deposit Agreement shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

         Upon receipt of a notice indicating that the Company wishes property other than cash, Shares or rights to purchase additional Shares, to be made to Holders of ADSs, the Depositary shall consult with the Company, and the Company shall assist the Depositary to determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received the documentation contemplated by Section 5.7 of the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is reasonably practicable.

        Upon satisfaction of such conditions, the Depositary shall distribute the property so received to the Holders of record, as of the ADS Record Date, in proportion to the number of ADSs held by each of them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

         If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem practicable and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders upon the terms hereof and of the Deposit Agreement. If the Depositary is unable to sell such property, the Depositary may dispose of such property for the account of the Holders in any way it deems reasonably practicable under the circumstances.

         (15) Redemption. Upon timely receipt of notice from the Company
              ----------
that it intends to exercise its right of redemption in respect of any of the Deposited Securities, and a satisfactory opinion of counsel, and upon determining that such proposed redemption is practicable, the Depositary shall provide to each Holder a notice setting forth the Company's intention to exercise the redemption rights and any other particulars set forth in the Company's notice to the Depositary. Upon receipt of confirmation that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, distribute the proceeds (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by Holders thereof upon the terms set forth in Sections 4.1 and 6.2 of the Deposit Agreement. If less than all outstanding Deposited Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per ADS shall be the dollar equivalent of per share amount received by the Depositary (adjusted to reflect the ADS(s) to Share(s) ratio) upon the redemption of the Deposited Securities represented by ADSs (subject to the terms of Section 4.7 of the Deposit Agreement and the applicable fees and charges of, and expenses incurred by, the Depositary, and taxes) multiplied by the number of Units or Deposited Securities represented by each ADS redeemed.

         (16)  Fixing of ADS Record Date. Whenever the Depositary shall
               -------------------------
receive notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of, or solicitation of consents or proxies of, holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, or any other matter, the Depositary shall fix a record date ("ADS Record Date") for the determination of the Holders of Receipts who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. The Depositary shall make reasonable efforts to establish the ADS Record Date as closely as possible to the applicable Record Date for the Deposited Securities (if any) set by the Company in Brazil. Subject to applicable law and the terms and conditions of this Receipt and the Deposit Agreement, only the Holders of Receipts at the close of business in New York on such ADS Record Date shall be entitled to receive such distributions, to give such instructions, to receive such notice or solicitation, or otherwise take action.

         (17)  Voting of Deposited Securities. As soon as practicable after
               ------------------------------
receipt of notice pursuant to Section 4.8 of the Deposit Agreement of any meeting at which the holders of Shares or other Deposited Securities are entitled to vote, or of solicitation of consents or proxies from holders of Deposited Securities, the Depositary shall fix the ADS Record Date for determining the Holders entitled to give instructions for the exercise of voting rights as provided in Section 4.8 of the Deposit Agreement. The Depositary shall, if requested in writing by the Company (which request must be received by the Depositary at least 30 days prior to such meeting) and provided no U.S. legal prohibitions exist, distribute to the Holders of record a notice which shall contain: (a) such information as is contained in such notice of meeting,
(b) a statement in English, in a form provided by the Company, that the Holders of record at the close of business on a specified record date will be entitled, subject to the terms of Section 4.9 of the Deposit Agreement, any applicable provisions of Brazilian law, the Estatuto and the provisions of or governing Deposited Securities (which provisions, if any, shall have been summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Depositary Shares evidenced by their respective Receipts, and (c) a statement addressing the manner in which such instructions may be given. In the event the notice of meeting and request of the Company is not received by the Depositary at least 30 days prior to the meeting, the Depositary shall not have any obligation to notify the Holders and shall not vote or cause to be voted the Deposited Securities. Upon the timely receipt of voting instructions from a Holder of ADSs as of the ADS Record Date in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Estatuto and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities represented by such Holder's ADSs in accordance with such instructions.

         Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders. Notwithstanding anything else contained in this Deposit Agreement or this Receipt, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation or consents or proxies, of holders of Shares or other Deposited Securities if the taking of such action would violate U.S. laws. The Company agrees to take any and all actions reasonably necessary to enable Holders and Beneficial Owners to exercise the voting rights accruing to the Deposited Securities and to deliver to the Depositary an opinion of U.S. counsel addressing any actions requested to be taken if so requested by the Depositary. There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

         (18)   Changes Affecting Deposited Securities. Upon any change in
                --------------------------------------
nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion of or replacement of or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence ADSs representing the right to receive such additional securities. The Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of satisfactory documentation set forth in Section 4.10 of the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of this Receipt specifically describing such new Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, subject to receipt of satisfactory legal documentation set forth in Section 4.10 of the

Deposit Agreement, sell such securities at public or private sale, at such place or places and upon such terms as it may deem practical and may allocate the net proceeds of such sales (net of (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) for the account of the Holders otherwise entitled to such securities and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (1) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

         (19)   Exoneration. Neither the Depositary nor the Company shall be
                -----------
obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement or incur any liability (i) if the Depositary or the Company shall be prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and this Receipt, by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future of the Estatuto or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Estatuto or provisions of or governing Deposited Securities, (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for any inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of the Deposit Agreement, made available to Holders of ADS or
(v) for any consequential or punitive damages for any breach of the terms of the Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement or this Receipt.

         (20)   Standard of Care. The Company and the Depositary, and each of
                ----------------
their respective agents assume no obligation and shall not be subject to any liability under the Deposit Agreement or this Receipt to any Holder(s) or Beneficial Owner(s), except that the Company and Depositary agree to perform their respective obligations specifically set forth in the Deposit Agreement and this Receipt without negligence or bad faith. Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons, or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary). The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company.

         (21)   Resignation and Removal of the Depositary; Appointment of
                ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
--------------------
the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company (whereupon the Depositary shall be entitled to take the actions contemplated in Article (23) hereof), or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in Section 6.2 of the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Article (23) hereof), or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed (except as required by applicable law), shall become fully vested with all the rights, powers, duties and obligations of its predecessor (other than as contemplated in Sections 5.8 and 5.9 of the Deposit Agreement), The predecessor depositary, upon payment of all sums due it and on the written request of the Company, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in Sections 5.8 and 5.9 of the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly provide notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         (22)   Amendment/Supplement. Subject to the terms and conditions of
                --------------------
this Article (22), the Deposit Agreement and applicable law, this Receipt and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise materially prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment or supplement shall have been given to all Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to materially prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS(s), to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable laws. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and this Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.

         (23)   Termination. The Depositary shall, at any time at the written
                -----------
direction of the Company, terminate the Deposit Agreement by providing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in herein and in the Deposit Agreement, the Depositary may terminate the Deposit Agreement by providing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Holders' Receipt(s) at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of ADSs referred to in Article (2) hereof and in the Deposit Agreement and subject to the applicable laws and regulations and the conditions and restrictions in the Deposit Agreement, and upon payment of any applicable taxes or governmental charges, be entitled to Delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, the Deposited Securities and the ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as for its obligations to the Depositary under Sections 5.8, 5.9 and 7.6 thereof.

         (24)   Compliance with U.S. Securities Laws. Notwithstanding any
                ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement under the Securities Act of 1933, as amended from time to time.

         (25)   Pre-Release Transactions. Subject to the further terms and
                ------------------------
provisions of this Article (25) the Depositary, its Affiliates and their agents, on their own behalf, may own and deal in any class of securities of the Company and its Affiliates and in ADSs. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares pursuant to Section 2.3 of the Deposit Agreement and (ii) deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities pursuant to Section 2.7 of the Deposit Agreement, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash or U.S. government securities (marked-to-market daily) or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to twenty percent (20%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit, with the prior written consent of the Company, from time to time as it deems appropriate.

         The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release Transactions with any one person on a case-by-case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant) but shall not constitute Deposited Securities.

                   (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

              FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto
                               ------------------------------------------------
whose taxpayer identification number is                                     and
                                        -----------------------------------
whose address including postal zip code is                         , the within
                                           ------------------------
Receipt and all rights thereunder, hereby irrevocably constituting and
appointing                                        attorney-in-fact to transfer
           --------------------------------------
said Receipt on the books of the Depositary with full power of substitution in the premises.

                                    Dated:

                                          Name:
                                               ---------------------------------
                                                By:
                                                Title:

                                   NOTICE: The signature of the Holder to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatsoever.

                                   If the endorsement be executed by an
                                   attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his/her full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.


                                   -------------------
                                   SIGNATURE GUARANTEED
                                   All endorsements or assignments of Receipts must be guaranteed by a member of a Medallion Signature Program approved by the Securities Transfer Association, Inc.

Legends
-------

The Receipts issued in respect of Partial Entitlement American Depositary Shares shall bear the following legend on the face of the Receipt: "This Receipt evidences American Depositary Shares representing 'partial entitlement' Preferred Shares of Petroleo Brasileiro S.A. - Petrobras and as such do not entitle the holders thereof to the same per-share entitlement as other Preferred Shares (which are 'full entitlement' Preferred Shares) issued and outstanding at such time. The American Depositary Shares represented by this Receipt shall entitle holders to distributions and entitlements identical to other American Depositary Shares when the Preferred Shares represented by such American Depositary Shares become 'full entitlement' Preferred Shares".

This Receipt represents "Restricted ADSs" issued upon the terms of Section 2.12 of the Deposit Agreement. This Receipt and the Restricted ADSs represented hereby may not be sold or otherwise transferred without an effective registration statement for such securities under the Securities Act of 1933, as amended, or unless an exemption from registration under said act is available for such sale or transfer.

                        (e) Certification under Rule 466

                          Certification under Rule 466
                          ----------------------------


The Depositary, Citibank, N.A., represents and certifies the following:



(1) That it previously had filed a Registration Statement on Form F-6 (PETROLEO BRASILEIRO S.A. - PETROBRAS, File No. 333-96731), which the Commission declared effective, with terms of deposit identical to the terms of this Post-Effective Amendment No. 1 to Registration Statement, except for the number of preferred shares a Depositary Share represents.


(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                                  Citibank, N.A., as Depositary



                                                  By:  /s/  Patricia Brigantic
                                                      --------------------------
                                                  Name:    Patricia Brigantic
                                                  Title:   Senior Counsel